05012486

Soho Resources Corp.
SOH: TSX

82-4126

SEC MAIL PROCESSING
RECEIVED
NOV 09 2005
WASH. D.C. 213
SECTION

October 31, 2005

United States Securities and Exchange Commission
Washington, D.C
20549
USA

SUPPL

Dear Sir or Madam:

RE: <u>SOHO RESOURCES CORP. - FINANCIAL STATEMENTS</u>

Please find enclosed one copy of the Company's unaudited financial statements for the period ended August 31, 2005 with the *Exemption number 12g3-2(b).*

Yours truly,

SOHO RESOURCES CORP.

Per:

Ralph Shearing
President

PROCESSED
NOV 14 2005
THOMSON FINANCIAL

Encl.

Dew 11/14

Suite 250 - 1090 West Georgia St.
Vancouver, BC Canada V6E 3V7

Telephone: 604.684.8071
Facsimile: 604.684.3829
e-mail:info@sohoresources.ca www.sohoresources.ca

\\Consam\Public\Soho\Templates & Forms\SOHO\Qtrly Report Form letters\Quart. Rep - USSEC. Ltr.doc

Soho Resources Corp.
SOH:TSXV

FORM 51-102F1

Management's Discussion and Analysis

For the Period Ended August 31, 2005

Overview

This Management's Discussion and Analysis (MD&A) of the financial position and results of operations of Soho Resources Corp. ("Soho") includes its wholly-owed subsidiary Samarkand de Mexico S.A. de C.V. ("Samarkand") and its 90% owned subsidiary, Sacramento de la Plata S.A. de C.V. ("Sacramento"), (collectively referred to as the "Company"). The MD&A should be read in conjunction with the audited consolidated financial statements for the fiscal year ended February 28, 2005. The information in this MD&A contains forward-looking statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those included in the forward-looking statements. The forward-looking statements are only made as of the date of this MD&A, October 31, 2005.

The Company is in the process of exploring its resource properties and has not yet determined whether these properties contain reserves that are economically recoverable. The recoverability of the amounts shown for resource properties and related deferred exploration costs is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production.

Summary of Operations

Soho's principal business activity is the acquisition and exploration of resource properties. The Company, through its Mexican subsidiaries, owns a majority interest in a mineral exploration and mining project located in Durango State, Mexico. Previously the Company maintained interests in gas development projects located in Texas, USA. The Company is a reporting issuer in the provinces of British Columbia and Alberta, Canada, and trades on the TSX Venture Exchange under the symbol "SOH". Additional information may be obtained from the Company's web site (www.sohoresources.ca) and SEDAR (www.sedar.com).

In the spring of 2004, the Company began an exploration program on its Mexican Tahuehueto mineral property. This program consisted of induced polarization geophysical surveying, geological mapping and sampling and grid establishment, and detailed sampling of exploration adits in several zones. During June 2005 the Company completed a 4,000 meter reverse circulation drill program to drill test possible extensions along mineralised trends and follow up induced polarization anomalies delineated during previous exploration. In June 2005 the Company commenced a 5,000 meter diamond core drilling program which is still in progress.

At August 31, 2005 the Company had a working capital deficiency of $467,092. The operations of the Company have primarily been funded by the issuance of capital stock. The Company's ability to continue as a going concern is dependent on obtaining continued financial support, completing public equity financing or generating profitable operations in the future.

Selected Quarterly Financial Information:

	2006		2005				2004	
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
	Aug 31/05	May 31/05	Feb 28/05	Nov 30/04	Aug 31/04	May 31/04	Feb 29/04	Nov 30/03
Loss for the period	$(281,362)	$(260,154)	$(269,073)	$(608,949)	$(235,781)	$(255,915)	$(473,953)	$(145,600)
Loss per share	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.00)	$(0.00)	$(0.02)	$(0.01)
Total assets	$2,923,407	$3,097,663	$1,467,551	$1,417,672	$1,515,343	$1,435,075	$1,225,233	$1,161,580
Long-term debt	-	-	-	-	-	-	-	-

During the period ended May 31, 2005, the Company raised approximately $1,928,000 in cash by the issuance of 6,040,976 common shares and equity units, before paying cash commissions of $112,500.

The losses for each of the 2005/2006 fiscal periods compared to the 2004 fiscal periods have increased generally as a result of the increased business activities associated with new equity financings and the exploration of the Company's Tahuehueto mineral property.

Also during the 2005/2006 fiscal periods, the Company granted stock options resulting in new charges to the Statement of Operations not incurred in the previous fiscal 2004 quarters. In fiscal 2005, the quarterly losses include stock-based compensation charges totalling $345,519 and a further $153,665 in the period ended August 31, 2005 for the fair value of stock options granted during the year, in accordance with Canadian generally accepted accounting principles. There were no options granted in the previous fiscal year, and accordingly no stock-based compensation charge.

In the quarter ended November 30, 2004, the net loss includes a write-down of $330,922 and a corresponding decrease in assets associated with the subsequent disposal of the Company's oil and gas properties in December 2004.

Also in 2005 and 2006 fiscal periods the Company did not incur any new debt financing, and was able to settled most of its existing loans by way of cash or the issuance of shares. This resulted in no new loan bonuses, and a reduction in interest expense.

In fiscal 2004 the Company was successful in its defence of a lawsuit by the vendors of Sacramento. This confirmed the Company's ownership of the Tahuehueto property. The Company incurred certain additional legal and accounting fees associated with this property.

In the first two fiscal quarters of the year ending February 29, 2004 the Company increased its investment in ADS Drilling Services Inc., and then wrote off the investment in the last quarter, incurring a loss of $323,000. This accounts for the quarterly increase and then decrease in the total assets, and the increase in the loss in the fourth quarter. Also in the second fiscal quarter the Company invested in another gas project, the Pebble Creek Property. At the end of the third quarter, the company received cash of $313,975, upon the exercise of share purchase warrants.

Resource Properties and Investments

Tahuehueto Mine Project, Mexico

Ownership

The Company, through its wholly-owned Mexican subsidiary, Samarkand, owns 90% of the issued and outstanding shares of Sacramento. Sacramento holds a 100% interest in the Tahuehueto mineral property, located in Durango State, Mexico. The property is subject to a 2% net smelter returns royalty.

Project Information

In 1998 Company management had calculated a historic mineral resource in the inferred category for the Tahuehueto property. Historic inferred resource calculations for the El Creston zone are based solely on the underground sampling and mapping conducted by the the Company during late 1997. Analytical data from a total of 1270 channel samples was used in the historic mineral resource calculations. (Please refer to the Issuer's news release #22-97, dated September 17th 1997, for a full description of sampling procedures.) The Company's sampling was designed to check the assay data and mineral resource calculations of previous major exploration efforts by other operators (news release # 7-97 issued April 2, 1997). Robert F. Brown, P. Eng., a former director of Soho, conducted the mineral resource calculations following the guidelines of the Canadian Institute of Mining and Metallurgy Ad Hoc Committee Report, Mineral Resource/Reserve Classification: Categories, Definitions, and Guidelines, published in September, 1996. **This historic mineral resources calculation has not been upgraded to current 43-101 standards and has not been independently verified.**

The historic inferred resource from the El Creston zone totals 240,000 tonnes grading 9.7g/t gold, 77.g/t silver, 2.6% lead and 4.0% zinc (2,300,000 grams or 74,000 ounces of gold). This inferred resource has an average width of 4.5 meters and occurs within the central silica flooded zone of the El Creston structure. The central silica flooded zone is exposed in outcrop and underground tunnels over a 450 meter vertical elevation and a 700 meter horizontal strike length. Approximately 50% of the explored central silica flooded zone contains resource mineralization. Details of the sampling methods, level by level assay results, and compilation of the level assay plans can be found in Company's news releases # 22-97, 21-97, 19-97, 15-97, and 13-97.

The Company initiated an exploration and development drill program in December 2004 on the El Creston zone in

order to upgrade and expand on the 1997 inferred resources estimate. Details of the program are summarized below.

Current Exploration Activity at Tahuehueto
Since April 2004, the Company completed induced polarization geophysical surveying, geological mapping and sampling, grid establishment reverse circulation drilling and diamond core drilling on the Tahuehueto Project. The surface reverse circulation drill program commenced during December 2004 and completed 34 holes with 23 of those holes testing the El Creston zone. The surface diamond drilling program has completed 28 HQ and NQ core holes, all testing the El Creston Zone. These drilling efforts are the initial part of ongoing resources definition program within the El Creston Zone. Three Reverse circulation holes were drilled to test continuity of mineralization within the El Creston-Cinco de Mayo Trend. Upon completion of these three RC holes it became clear, based upon the geological evidence, that the reverse circulation drill rig does not have the depth capability to reach and test the predicted productive ore horizon at lest 250 meters below surface. Testing of this productive horizon will be accomplished in the near future with the diamond drill currently on site.

In conjunction with this drilling, the Company plans to continue with detailed geological mapping of the property and re-commence detailed sampling of several of the remaining underground workings not yet sampled during the exploration program.

Cinco de Mayo South Adit Sampling Program
A systematic hammer and chisel channel sampling program was undertaken during June 2004 in the Cinco de Mayo South adit. This adit extends for 210 meters and averages 1.6 meters in width. The first 175 meters from the portal was sampled across the width of the adit along the ceiling at 2.5 meter intervals. Poor ventilation precluded sampling past the 175 meter mark. Continuous, maximum 2 meter width, channel samples were also taken across the structure from the south walls of all four crosscuts within the adit. In total, 88 samples were acquired. Assay results plus detailed sampling, shipping and analytical procedures are available on the Company's web site at www.sohoresources.ca. Results are very encouraging and confirm that the Cinco de Mayo South adit is strongly mineralized in gold, silver, lead and zinc. A summary of analytical results are presented on the Company's web site.

Five reverse circulation drill holes we drilled below the Cinco de Mayo adits testing the structure approximately 25 meters down dip. All these holes encountered significant widths within the mineralized structure with one hole returning high grade assay results. Results are available for viewing on the Company's web site.

Texcalama Zone and Adit Sampling Program
A systematic hammer and chisel channel sampling program was undertaken during July 2004 in the Texcalama 1, 2 and 3 adits. In total, seventy-seven channel samples were acquired from Texcalama 3, eight from Texcalama 2 and four from Texcalama 1 adits. All of these adits are part of the Texcalama Vein System structural zone, variably exposed along the drainage southward from the El Creston Zone, 600 meter to the NNE. The Texcalama Vein System has been traced on surface and underground for approximately 1.5 km along strike. Significant assay results are presented, with sample locations, on Figure 1 and Figure 2 within the Company's news release dated August 19, 2004, available on the Company's web site at www.sohoresources.ca . Results are very encouraging and confirm that the Texcalama adits are strongly mineralized in gold, silver, lead and zinc.

Within the Texcalama Vein System structural zone, 7 separate channel samples were acquired from limited surface exposures of vein(s) were exposed in different location within the system. These results are also very encouraging and confirm that the Texcalama Vein System structural zone is strongly mineralized in gold, silver, lead and zinc. Results can be viewed on the Company's web site.

In early 2005 the Company drilled two reverse circulation holes under the Texcalama 3 adits and confirmed mineralization approximately 25 m below the adits. This is a highly mineralized structure and holds considerable potential for gold, silver, lead and zinc and could be similar in size to the El Creston- Cinco de Mayo Trend.

The results indicate that the Texcalama Vein System is a separate structure to the El Creston-Cinco De Mayo Trend and like both the El Creston and Cinco de Mayo South zones, is strongly mineralized.

3D Induced Polarization Geophysical Program
In July 2004 a 3D Induced Polarization survey was conducted over a 1.2 X 1.8 km area (216 hectares) within the 2,062 hectares property, in order to generate a geophysical response signature of the El Creston, Cinco de Mayo, Texcalama and El Camino mines and to test the intervening area for potential continuations and extensions of the mineralized structures.

Geophysical data obtained displays very strong induced polarization chargeability responses potentially indicative of sulfide mineralization between and including the El Creston and Cinco De Mayo zones within the El Creston-Cinco De Mayo Trend. Should drilling verify that the IP anomalies are mineralized similar to El Creston and Cinco De Mayo zones, Soho will have demonstrated that this 2.5+ km structure holds potential for a large gold, silver and base metal deposit.

The survey also returned very strong chargeability responses within the Texcalama Trend, a strongly mineralized sub-parallel structure to the El Creston-Cinco De Mayo Trend. With this data the Texcalama Trend has now been elevated into a high priority exploration target, markedly increasing the expectations for the Tahuehueto Property.

Reverse Circulation Drilling Program
During December 2004 the Company commenced a reverse circulation drill program on the property. Thirty-four reverse circulation drill holes holes have been completed on the project. Analytical results for all 34 holes have been received by the company and released publicly via news releases. All of these releases are available for viewing on the Company's web site. The reverse circulation drilling program was very successful and the Company has received excellent assay data for most of the holes drilled. 24 holes were drilled on the El Creston Zone with all but three targeting the Level 9 – 10 and Level 7 ore shoots. Assay results from strongly mineralized intersection have been highly encouraging and when combined with pending assay results from the ongoing diamond drilling program, will be used to calculate an upgrades and expanded resource for the El Creston zone in late 2005.

Diamond Drilling Program
The reverse circulation drill was replaced in June by a diamond core drilling rig. The diamond drill has completed 28 diamond drill holes with the majority of these targeting the lateral and vertical extension of the Level 9 – 10 ore shoot underneath Levels 7, 10, 11 and 12. There are currently fourteen diamond drill holes in the process of being assayed SGS Minerals Group, Toronto, Ontario, Canada. The diamond drill will continue to drill the El Creston Structure targeting the north, south and down dip extensions of the known ore shoots, as well as extend drilling into areas where ore shoots are predicted to occur but have not yet been delineated along strike and down dip on the El Creston Structure.

Complete analytical results for all holes plus other important technical data are available for viewing on the company's web site, at www.sohoresources.ca .

Results obtained to date by Soho, support the Tahuehueto project exploration model, in that the property hosts a large epithermal system strongly mineralized in gold, silver, lead, zinc and copper within multiple structures and zones. To date, only three zones, El Creston, Cinco De Mayo South and Texcalama, out of a total of 12 mineralized zones known to occur on the property have been sampled in detail by the Company.

Management's current focus is directed towards establishing drill indicated, probable, and possible resources within the El Creston structure. Current drilling focus on the El Creston Zone is progressing very well and analytical results are highly encouraging. Management also intends to drill test the El Creston Trend south of the El Creston Zone in the down faulted and buried area where it is predicted that mineralization similar to the being drill on the El Creston zone will be found. Should this drilling encounter El Creston style mineralization, Soho will have demonstrated that this 2.5+ km structure holds potential for a large gold, silver and base metal deposit.

The company has retained Mr. Peter Stokes P.Eng. of Beacon Hill Consultants (1988) Ltd. to review data, make recommendations on the ongoing exploration program and complete the NI 43-101 geological report. Preliminary modeling and data compilation has commenced and a site visit is being scheduled in preparation for report writing.

Corporate, General, and Administrative

Annual General Meeting
At the Company's Annual General Meeting held on August 4, 2005, shareholders elected the following individuals as directors of the Company:

Ralph Shearing
Marek Kreczmer
Paul Chung

Jose Abraham Urias Romero declined to be re-elected as a director due to other business commitments. Ralph Shearing, Marek Kreczmer, and Paul Chung were appointed to the Company's audit committee.

Management Agreements
In July 2004 the Company entered into an agreement with Frank Port and Seaport Capital Inc., a company controlled by Mr. Port, to provide business development and investor relations services to the Company for a monthly fee of $5,000. This agreement may be terminated by 30 days written notice. In addition Mr. Port was appointed an officer of the Company in the position of Vice-president Corporate Development and has been granted 350,000 stock options as additional compensation.

In September 2004 the Company entered into a management services agreement with Ralph Shearing and CMB Investments Ltd., a company controlled by Mr. Shearing, to provide general management services to the Company for a monthly fee of $7,500. Mr. Shearing is the CEO and a Director of the Company.

Both of these agreements have received regulatory approval.

In March 2005 the Company entered into a consulting services agreement with Jose Abraham Urias Romero and Urias Management & Investments Corp., a company controlled by Mr. Urias, to provide general consulting services to the Company, including its Mexican subsidiaries, for a monthly fee of $5,000. Mr. Urias is a former director of the Company.

These transactions are in the normal course of operations and are measured at the exchange amount which is the amount established and agreed to by the related parties.

Stock-based Compensation
Pursuant to the Company's stock option plan, the Company is authorized to grant options to executive officers, directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. The exercise price of each option equals the market price of the Company's stock as calculated on the date of grant. Options can be granted for a maximum term of 5 years.

The Company granted a financial consultant 300,000 stock options during the period ended May 31, 2005. The total fair value of this stock-based compensation using the Black-Scholes option pricing model was $75,449. The options vest 25% upon the date of grant, and then at rate of 12.5% every 3 months thereafter.

On June 27, 2005 the Company granted 100,000 stock options at an exercise price of $0.40 per common share and 100,000 stock options at an exercise price of $0.50 per common share to a financial consultant, expiring on June 27, 2010. The total fair value of this stock-based compensation using the Black-Scholes option pricing model was $17,894. The options vest 25% upon the date of grant, and then at rate of 12.5% every 3 months thereafter. On September 15, 2005 these options were re-priced to an exercise price of $0.30 per common share.

As of the date of this report, pursuant to the terms of the Company's stock option plan, there remains 856,98 options available for future grants.

On March 3, 2005, pursuant to the terms of a brokered private placement, the Company issued 450,000 agent's unit options. The total fair value of this stock-based compensation using the Black-Scholes option pricing model was $137,982.

<u>Financing Activities</u>

Warrant Exercise Financings
During the period ended August 31, 2005, a total of 3,131,616 warrants at an average price of $0.14 per share were exercised for total proceeds of $447,943 resulting in the issuance of 3,131,616 shares.

Subsequent to the period ended August 31, 2005 an additional 411,230 warrants at $0.22 per share were exercised for total proceeds of $90,470 resulting in the issuance of 411,230 shares.

A total of 600,034 warrants expired on October 21, 2005 without being exercised.

Stock and Agent Unit Option Financings
During the period ended August 31, 2005, 46,720 agents' unit options at $0.22 per share were exercised for cash proceeds of $17,356, resulting in the issuance of 46,720 shares and 23,360 share purchase warrants.

Subsequent to the period ended August 31, 2005, the Company issued 100,326 common shares for cash proceeds of $22,072 and issued 50,163 share purchase warrants pursuant to the exercise of Agent's Unit Options. Each share purchase warrant is exercisable at a price of $0.22 per share, expiring on October 21, 2005. A total of 50,004 agents' unit options expired on October 21, 2005 without being exercised.

Private Placement Financings
On March 3, 2005, the Company completed a brokered Private Placement of 3,000,000 units at $0.50 per unit for total proceeds of $1,500,000. In connection with this financing the Company paid cash of $112,500 and issued 450,000 Agent's Unit Options as a commission; and issued 50,000 units at $0.50 per unit as a corporate finance fee. The Agent's Unit Options entitles the Agent to purchase 450,000 units at $0.50 per unit for a period of two years. Each unit consists of one common share and one-half of a non-transferable share purchase warrant. Each whole share purchase warrant is exercisable at a price of $0.60 per share. The Agents' Unit Options and all of the share purchase warrants expire on March 3, 2007. The Agents' Unit Options fair value of $137,982 is recorded as contributed surplus.

In September 2005, the Company initiated a non-brokered Private Placement of 2,000,000 units at $0.25 per unit for total proceeds of $500,000. Each unit will consist of one common share and one-half of a non-transferable share purchase warrant. Each whole share purchase warrant shall be exercisable for a period of one year at a price of $0.35 per share. To date, the Company has received subscriptions in the amount of $290,000, and expects to close this financing during November 2005.

Proceeds from the warrant, options, and private placement financings were utilized in the Company's Mexican operations and for general working capital purposes. All of the above financing transactions have received regulatory approval where applicable.

Capital Stock

	Number of Shares	Amount
Common shares issued:		
Balance as at August 31, 2005	52,636,495	$15,110,217
Agent's unit options exercised	100,326	22,072
Warrants exercised	411,230	90,470
Balance as at October 31, 2005	53,148,051	$15,222,759

Liquidity

At August 31, 2005, the Company had working capital deficiency of $467,092. Since August 31, 2005 the Company has secured additional financing from the exercise of warrants and agents' unit options, for total net cash proceeds of $112,542. The Company's ability to continue as a going concern is dependent on obtaining continued financial support, completing public equity financing or generating profitable operations in the near future.

Investor Relations

Soho had engaged Windward Communications Ltd. to work with investors, brokers, analysts and the media. In January 2005 the Company terminated its agreement with Windward, and re-engaged Windward at a reduced service level. As consideration the Company granted Mr. Kelly Boatright, the principal of Windward, 50,000 stock options exercisable at $0.30 per share expiring on February 8, 2010. These options have a fair value of $19,750.

In addition to other management services, Frank Port is currently handling investor relation activities. (See above section on Management Agreements)

Related Party Transactions

In addition to certain related party transactions mentioned above, the Company had additional significant transactions with related parties, as are summarized below.

Receivables include an amount of $33,234 due from a company related to Soho by a common director. This receivable relates to office rent and other expenses charged for shared office accommodation.

During the period ended August 31, 2005, CMB Investments Ltd. (CMB), a company controlled by a director, charged the Company a total of $45,000 for management services. This is compensation for time spent on administrative, financial, and operational affairs of the Company. As the overall level of the Company's business activities has increased during the past year, in September 2004 Soho entered into a management services contract with CMB. Under the terms of this agreement, CMB is charging Soho a management fee in the amount of $7,500 per month.

The Company engaged a Mexican law firm, controlled by a former director, to provide general corporate legal services to the Company's Mexican subsidiaries. During the period ended August 31, 2005, the Company paid $2,304 with respect of these legal services. In addition, the Company paid consulting fees in the amount of $30,000 to a company controlled by the same former director, for general administrative and consulting fees in connection with the Mexican subsidiaries.

The Company also paid fees for investor relations of $30,000 to a company controlled by Mr. Port, an officer of the Company.

The Company had experienced past difficulties in securing drilling contractor services, with the appropriate equipment, on a timely basis. As a result, in April 2005, the Company entered into an agreement with Mexcore S.A. de C.V. ("Mexcore"), a Mexican based drilling company controlled by a director. Mexcore had a suitable diamond drill available to meet the Company's immediate needs. Pursuant to this agreement, the Company has agreed to pay Mexcore for drillings services rendered, under terms and at rates consistent with those charged by third parties within the drilling industry. At August 31, 20005 the Company had paid Mexcore $82,000 as an exploration advance and has been charged $248,325 on the diamond core drilling program that began in June 2005.

These transactions are in the normal course of operations and are measured at the exchange amount which is the amount established and agreed to by the related parties.

Results of Operations

The Company incurred $541,516 in general and administrative plus interest expenses during the period ending August 31, 2005. Generally, certain expenses increased as a result of the increase in business activities compared to the prior fiscal period.

Professional fees include legal, accounting, and audit fees. Accounting and audit fees have increased in relation to the increase in business activity, while legal fees have declined due to a reduction in legal services associated with the Sacramento litigation.

Consulting fees include fees paid for corporate communication services and financial consulting associated with the Company's on going search for additional sources of financing. Communications expense includes the costs of Soho's office telephones, fax, mobile phones, web site design and maintenance, web hosting and internet access services. These expenses, and office expenses, have increased as a result of the increase in business activities compared to the prior fiscal period.

Interest charges have decreased as the Company settled most of its loan debts during the last fiscal year. The remaining loan in the amount of $15,812, plus accrued interest, was settled in June 2005.

Wages and benefits increased as the Company now has two full time administrative employees, whereas in the comparative period the Company had only one employee.

Travel expenses include the costs of vehicles, airfares, accommodation, and meals for a variety of business trips related to securing financing and meetings connected with the Tahuehueto property.

Rent expense has decreased since the Company moved in July 2005 to new office premises with a lower monthly rent than at its previous offices.

Except as may be otherwise indicated, all of the above noted transactions have received regulatory approvals, where required.

Financial Instruments

The Company's financial instruments consist of cash, receivables, accounts payable and accrued liabilities, obligation under share purchase agreement, loans payable and due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

On Behalf of the Board of Directors of
Soho Resources Corp.

"Ralph Shearing"

Ralph Shearing, CEO
October 31, 2005

SOHO RESOURCES CORP.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2005

SOHO RESOURCES CORP.
CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2005

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under the National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim consolidated financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these interim consolidated financial statements in accordance with the standards established by the Canadian Institute of the Chartered Accountants for a review of interim consolidated financial statements by an entity's auditor.

"Ralph Shearing"

Ralph Shearing
Chief Executive Officer

October 31, 2005

SOHO RESOURCES CORP.
CONSOLIDATED BALANCE SHEETS

	August 31, 2005 (Unaudited – prepared by management)	February 28, 2005 Audited
ASSETS		
Current		
Cash	$ 76,902	$ 176,270
Prepaid expenses	13,600	-
Receivables	147,922	44,680
	238,424	220,950
Mineral properties (Note 2)	2,650,849	1,217,970
Equipment	34,134	9,256
Deferred financing costs	-	19,375
	$ 2,923,407	$ 1,467,551
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)		
Current		
Accounts payable and accrued liabilities	$ 390,516	$ 367,348
Obligation under share purchase agreement (Note 2)	315,000	308,375
Loans payable	-	15,812
	705,516	691,535
Shareholders' equity		
Capital stock	15,110,217	13,420,242
Contributed surplus	661,315	367,899
Deficit	(13,553,641)	(13,012,125)
	2,217,891	776,016
	$ 2,923,407	$ 1,467,551

Nature and continuance of operations (Note 1)
Commitment (Note 7)
Subsequent events (Note 9)

On behalf of the Board:

"Ralph Shearing"	Director	"Paul Chung"	Director
Ralph Shearing		Paul Chung	

The accompanying notes are an integral part of these consolidated financial statements.

SOHO RESOURCES CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited – prepared by management)

	Three months ended August 31, 2005	Three months ended August 31, 2004	Six months ended August 31, 2005	Six months ended August 31, 2004
EXPENSES				
Amortization	$ 1,253	$ 640	$ 1,859	$ 1,070
Automobile	-	377	-	377
Business promotion	-	7,605	1,144	7,780
Communications	11,596	2,332	21,830	6,746
Consulting and financial services	28,500	7,500	54,000	34,033
Interest and bank charges	3,194	14,288	2,918	28,460
Investor relations	22,894	15,080	38,055	29,088
Management fees	22,500	-	45,000	3,984
Office and miscellaneous	12,739	342	24,237	6,451
Professional fees	60,876	96,095	112,322	134,626
Property investigations	-	406	-	6,006
Regulatory fees	3,185	8,140	5,133	12,081
Rent	4,789	12,930	17,457	24,384
Stock-based compensation	71,809	54,689	153,665	163,060
Transfer agent	5,060	2,540	7,960	4,070
Travel	1,278	6,208	17,741	16,021
Wages and benefits	18,026	6,609	27,757	13,459
Loss before other items	(267,699)	(235,781)	(531,078)	(491,696)
OTHER ITEMS				
Interest income	7,065	-	7,065	-
Gain on settlement of debts	-	-	12,969	-
Foreign exchange loss	(20,728)	-	(30,472)	-
Loss for the period	(281,362)	(235,781)	(541,516)	(491,696)
Deficit, beginning of period	(13,272,279)	(11,898,322)	(13,012,125)	(11,642,407)
Deficit, end of period	$ (13,553,641)	$ (12,134,103)	$ (13,553,641)	$ (12,134,103)
Basic and diluted loss per common share	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)
Weighted average number of common shares outstanding	52,534,168	39,457,542	51,991,658	38,130,661

The accompanying notes are an integral part of these consolidated financial statements.

SOHO RESOURCES CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited – prepared by management)

	Three months ended August 31, 2005	Three months ended August 31, 2004	Six months ended August 31, 2005	Six months ended August 31, 2004
CASH FLOWS FROM OPERATING ACTIVITIES				
Loss for the period	$ (281,362)	$ (235,781)	$ (541,516)	$ (491,696)
Items not affecting cash				
Amortization	1,859	640	1859	1,070
Accrued interest	(441)	14,334	-	28,250
Stock-based compensation	71,809	54,689	153,665	163,060
Gain on settlement of debts	-	-	(12,969)	-
Unrealized foreign exchange loss	-	-	6,625	-
Changes in non-cash working capital items				
(Increase) decrease in prepaid expenses	(687)		(13,600)	
(Increase) decrease in receivables	(65,208)	(649)	(103,242)	(6,976)
Increase (decrease) in accounts payable and accrued liabilities	16,920	92,803	36,137	(15,677)
Net cash used in operating activities	(257,716)	(73,964)	(473,041)	(321,969)
CASH FLOWS FROM FINANCING ACTIVITIES				
Issuance of common shares	30,219	160,000	1,958,221	1,000,000
Share subscriptions received in advance	-	-	-	(362,560)
Share issue costs	-	-	(117,967)	-
Proceeds from (repayments of) loans payable	(15,812)	(8,901)	(15,812)	(28,449)
Advances from (repayments to) related parties	-	3,125	-	(2,817)
Net cash provided by financing activities	14,407	154,224	1,824,442	606,174
CASH FLOWS FROM INVESTING ACTIVITIES				
Equipment purchase	(11,647)	(2,805)	(26,737)	(2,805)
Mineral properties	(779,496)	(138,096)	(1,424,032)	(331,474)
Oil and gas properties	-	-	-	(5,483)
Net cash used in investing activities	(791,143)	(140,901)	(1,450,769)	(339,762)
Increase (decrease) in cash position during the period	(1,034,452)	(60,641)	(99,368)	(55,557)
Cash position, beginning of period	1,111,354	297,043	176,270	291,959
Cash position, end of period	$ 76,902	$ 236,402	$ 76,902	$ 236,402

Supplemental disclosure with respect to cash flows (Note 6)

The accompanying notes are an integral part of these consolidated financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated under the laws of British Columbia. Its principal business activities consist of the acquisition and exploration of resource properties.

The accompanying unaudited consolidated interim financial statements of Soho Resources Corp. include the accounts of the Company and its wholly-owed subsidiary, Samarkand de Mexico S.A. de C.V. ("Samarkand") and its 90% owned subsidiary, Sacramento de la Plata S.A. de C.V. ("Sacramento"), (collectively referred to as the "Company"). All inter-company transactions and balances have been eliminated upon consolidation.

These financial statements should be read in conjunction with the Company's annual audited consolidated financial statements for the fiscal year ended February 28, 2005. All material adjustments which, in the opinion of management, are necessary for a fair presentation of the results of the interim periods have been reflected. The results for the six month period ended August 31, 2005 are stated utilizing the same accounting policies and methods of application as the most recent annual financial statements, but are not necessarily indicative of the results to be expected for the full year.

The Company follows the current rate method of translation, which translates foreign assets and liabilities at the rate of exchange at the balance sheet date. Revenues and expenses are translated into Canadian dollars at the average rate of exchange throughout the period. Gains and losses arising from translation of the financial statements are deferred and disclosed as a separate component of shareholder's equity. These financial statements are stated in Canadian dollars. Transactions associated with the Company's U.S. resources properties are measured in U.S. dollars. Transactions associated with the Company's Mexican resources properties are measured in both Canadian dollars and Mexican pesos, depending on the nature and source of the transaction.

The Company is in the process of exploring its resource properties and has not yet determined whether these properties contain reserves that are economically recoverable. The recoverability of the amounts shown for resource properties and related deferred exploration costs is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development and upon future profitable production.

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the on-going assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. The operations of the Company have primarily been funded by the issuance of capital stock and loans from related parties. The Company's ability to continue as a going concern is dependent on obtaining continued financial support, completing public equity financing or generating profitable operations in the future.

	August 31, 2005	February 28, 2005 (Audited)
Deficit	$ (13,553,641)	$ (13,012,125)
Working capital (deficiency)	$ (467,092)	$ (470,585)

2. MINERAL PROPERTIES

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

Tahuehueto Project

The Company, through its Mexican subsidiary, Samarkand, owns 90% of the issued and outstanding capital stock of Sacramento. Sacramento holds a 100% interest in the Tahuehueto mineral property, located in Durango State, Mexico. The property is subject to a 2% net smelter returns royalty.

In 1999, Samarkand was served with statements of claim registered in the civil court of Mazatlan, Sinaloa, Mexico, seeking the rescission of the Share Purchase Agreement whereby Samarkand acquired its interest in Sacramento. The statements of claim were filed by the three vendors of the Sacramento shares. Due to the uncertainty regarding a timely settlement of the suit, in prior years the Company had written-down the property and related costs to a nominal value and suspended exploration activities on the property.

The Company and Samarkand have been successful in its defense against two of the vendors' claims. The Mexican judicial system determined that the Company was not, and has never been in default of its obligations under the Share Purchase Agreement. The court issued a stay of proceeding with respect to the third claim, however the plaintiff appealed the court's decision. While the appeal is still before the court, it is management's opinion that this appeal is without merit. Pursuant to the Share Purchase Agreement, the Company is obligated to make a final payment of $315,000 (US$250,000) to the vendors of the Sacramento shares. The Company is now proceeding with its exploration plan for the Tahuehueto Project.

Mineral property costs incurred during the period on the Tahuehueto Project were as follows:

	August 31, 2005	February 29, 2005
Balance, beginning of period	$ 1,217,970	$ 409,463
Acquisition costs	-	50,000
Exploration advances (Note 5)	72,607	35,285
Assays, data and maps	151,700	66,105
Drilling	371,497	67,280
Equipment and supplies	103,353	50,792
Geological consulting	306,370	256,365
Geophysical survey	-	46,108
Insurance	13,819	1,828
Mineral concession taxes, licences, and fees	20,400	14,349
Stock-based compensation	8,847	14,605
Subcontractors and equipment rentals	289,130	155,129
Transportation, travel, and lodging	95,156	50,661
Mineral property costs incurred during the period	1,432,879	808,507
Balance, end of period	$2,650,849	$ 1,217,970

3. CAPITAL STOCK

	Number of Shares	Amount	Contributed Surplus
Common shares issued:			
Balance as at February 28, 2005	46,408,159	$13,420,242	$367,899
Private placements	3,000,000	1,500,000	-
Private placement – Agents' fees	50,000	25,000	-
Agent's unit options exercised	46,720	17,356	(7,078)
Warrants exercised	3,131,616	447,943	-
Share issue costs	-	(300,324)	137,982
Stock-based compensation (Note 4)	-	-	162,512
Balance as at August 31, 2005	52,636,495	$15,110,217	$661,315

On March 3, 2005 the Company completed a brokered Private Placement of 3,000,000 units at $0.50 per unit for total proceeds of $1,500,000. In connection with this financing the Company paid cash of $112,500 and issued 450,000 Agent's Unit Options as a commission; and issued 50,000 units at $0.50 per unit as a corporate finance fee. The Agent's Unit Options entitles the Agent to purchase 450,000 units at $0.50 per unit for a period of two years. Each unit consists of one common share and one-half of a non-transferable share purchase warrant. Each whole share purchase warrant is exercisable at a price of $0.60 per share. The Agents' Unit Options and all of the share purchase warrants expire on March 3, 2007. The Agents' Unit Options fair value of $137,982 is recorded as contributed surplus.

4. STOCK OPTIONS AND WARRANTS

Stock-based compensation

The Company granted directors, employees, and consultants 500,000 stock options during the period ended August 31, 2005 (Year ended February 28, 2005 – 3,992,500). The total fair value of this stock-based compensation using the Black-Scholes option pricing model was $93,343 (Year ended February 28, 2005 – $658,214). The options vest 25% upon the date of grant, and then at rate of 12.5% every 3 months thereafter.

Pursuant to the terms of a brokered private placement, the Company issued 450,000 agent's unit options (Year ended February 28, 2005 – 200,050). The total fair value of this stock-based compensation using the Black-Scholes option pricing model was $137,982 (Year ended February 28, 2005 – $30,303).

The weighted average fair value of the options granted during the period was $0.24 per option.

The following weighted average assumptions were used for the Black-Scholes valuation of stock options granted during the year:

	August 31, 2005	February 28, 2005
Risk-free interest rate	3.17%	3.44%
Expected life of options	2-5 Years	1-5 Years
Annualized volatility	108%	99%
Dividend rate	0%	0%

As at August 31, 2005, the following share purchase options were outstanding:

Number of Shares	Exercise Price	Expiry Date
1,865,000	$ 0.15	March 18, 2009
30,000	$ 0.15	June 22, 2009
220,000	$ 0.15	September 21, 2009
290,000	$ 0.15	September 29, 2009
200,000	$ 0.20	November 2, 2009
250,000	$ 0.25	November 2, 2009
47,500	$ 0.28	December 15, 2009
50,000	$ 0.30	February 8, 2010
300,000	$ 0.25	March 17, 2010
100,000	$ 0.40	June 27, 2010
100,000	$ 0.50	June 27, 2010
3,452,500		

Stock option transactions and the number of stock options outstanding are summarized as follows:

	August 31, 2005		August 31, 2004	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Balance, beginning of period	2,961,875	$ 0.17	-	-
Granted	500,000	$ 0.33	2,805,000	$ 0.15
Exercised	-	-	-	-
Expired/cancelled	(9,375)	$ 0.15	(875,000)	$ 0.15
Balance, end of period	3,452,500	$ 0.19	2,775,000	$ 0.15
Options exercisable, end of period	2,415,625	$ 0.18	720,000	$ 0.15

Agents Unit Options

In connection with private placement financings, the Company granted non-transferable Agent Unit Options entitling the Agents to purchase units, each unit consisting of one common share and one-half of a non-transferable share purchase warrant.

As at August 31, 2005, the following agent unit options were outstanding:

Number of units	Unit Exercise Price	Number of Underlying Whole Warrants	Underlying Whole Warrant Exercise Price	Expiry Date
153,330	$ 0.22	76,665	$ 0.22	October 21, 2005
450,000	$ 0.50	225,000	$ 0.60	March 3, 2007
603,330		301,665		

Warrants

As at August 31, 2005, the following share purchase warrants were outstanding:

Number of Shares	Exercise Price	Expiry Date
982,913	$ 0.22	October 21, 2005
250,000	$ 0.30	January 19, 2006
1,525,000	$ 0.60	March 3, 2007
2,757,913		

Warrant transactions and the number of warrants outstanding are summarized as follows:

	August 31, 2005		August 31, 2004	
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
Balance, beginning of period	4,346,286	$ 0.17	2,300,000	$ 0.10
Issued	1,548,360	$ 0.59	5,153,040	$ 0.14
Exercised	(3,131,616)	$ 0.14	(2,300,000)	$ 0.10
Expired/cancelled	(5,117)	$ 0.14	-	-
Balance, end of period	2,757,913	$ 0.44	5,153,040	$ 0.14

5. RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties unless disclosed elsewhere in these statements:

a) Paid $30,000 (2004 - Nil) for consulting fees to a company controlled by a director.
b) Paid $45,000 (2004 - $3,984) for management fees to a company controlled by a director.
c) Paid $2,304 (2004 - Nil) for legal fees to a company controlled by a director.
d) Paid $30,000 (2004 - Nil) for investor relation services to a company controlled by an officer.
e) Paid $248,325 (2004 - Nil) for exploration drilling services to a company controlled by a director.
f) Paid $82,000 (2004 – Nil) as an exploration advance to a company controlled by a director pursuant to an agreement to provide exploration drilling services.

Receivables include $33,234 (February 28, 2005 - $20,213) relating to shared office costs, due from a company with a director in common.

These transactions are in the normal course of operations and are measured at the exchange amount which is the amount established and agreed to by the related parties.

6. SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

	August 31, 2005	August 31, 2004
Cash paid during the period for interest	$ 2,207	$ 7,490
Cash paid during the period for income taxes	$ -	$ -

Significant non-cash transactions during the period ended August 31, 2005 included:

Issued 50,000 units as consideration for agents' fees in the amount of $25,000, in connection with a brokered private placement of common equity units. Each unit consists of one common share and one-half of a non-transferable share purchase warrant. Each whole share purchase warrant shall be exercisable for a period of two years at a price of $0.60 per common share.

7. COMMITMENT

Operating lease

Effective July 1, 2005, the Company rents its office premises under an operating lease until July 2010. The operating lease commitment, including rent plus estimated common area costs, is approximately $55,000 per annum.

8. SEGMENTED INFORMATION

The Company operates primarily in one reportable operating segment, being the acquisition and exploration of mineral properties in Mexico.

	August 31, 2005	February 28, 2005 (Audited)
Capital assets are located in:		
Canada	$ 34,134	$ 9,256
Mexico	2,650,849	1,217,970
	$ 2,684,983	$ 1,227,226

9. SUBSEQUENT EVENTS

a) Issued 100,326 common shares and 50,163 share purchase warrants pursuant to the exercise of 100,326 Agent's Unit Options, for cash proceeds of $22,072. Each share purchase warrant is exercisable at a price of $0.22 per share expiring on October 21, 2005.

b) Issued 411,230 common shares pursuant to the exercise of 411,230 share purchase warrants, for cash proceeds of $90,470.

c) The Company initiated a non-brokered Private Placement of 2,000,000 units at $0.25 per unit for total proceeds of $500,000. Each unit will consist of one common share and one-half of a non-transferable share purchase warrant. Each whole share purchase warrant shall be exercisable for a period of one year at a price of $0.35 per share. To date, the Company has received subscriptions in the amount of $290,000, and expects to close this financing during November.

d) Granted 400,000 stock options at an exercise price of $0.30 per common share to two consultants, expiring on September 15, 2010.

e) 100,000 stock options at an exercise price of $0.40 per common share and 100,000 stock options at an exercise price of $0.50 per common share, previously granted to a consultant, expiring on June 27, 2010, were re-priced to an exercise price of $0.30 per common share.